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Resident Hong Kong Partners

Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong	852 2533 3300 tel	William F. Barron* Bonnie Chan* Karen Chan † Yang Chu † James C. Lin*	Gerhard Radtke* Martin Rogers † Patrick S. Sinclair* Miranda So* James Wadham †
Hong Kong Solicitors * Also Admitted in New York † Also Admitted in England and Wales

September 30, 2019

Re:	LIZHI INC. (CIK: 0001783407)
Responses to the Staff’s Comments on the Draft Registration Statement on Form F-1 Confidentially Submitted on September 12, 2019

Confidential

Mr. Jeff Kauten

Ms. Maryse Mills-Apenteng

Mr. Frank Knapp

Ms. Christine Dietz

Office of Information Technologies and Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Kauten, Ms. Mills-Apenteng, Mr. Knapp and Ms. Dietz:

On behalf of LIZHI INC. (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 20, 2019 on the Company’s draft registration statement on Form F-1 confidentially submitted on September 12, 2019 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under

September 30, 2019

the Securities Act of 1933, as amended. The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering.

The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s responses to such comments.

In addition to revising the disclosures, the Company has also included certain other data and information to reflect recent developments.

To facilitate your review, we have separately delivered to you four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement.

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Draft Registration Statement on Form F-1

Prospectus Summary

Overview, page 1

1.

You state that you are “the largest interactive audio entertainment platform and the second largest online audio platform in China in terms of average total MAUs” for the periods specified. To provide additional context to these claims, please provide quantitative disclosure, such as market size and your market share, with respect to each platform. In addition, please revise your disclosure to explain in layman’s terms how the interactive audio entertainment platform and online audio platform differ. Consider disclosing your competitors within each group to clarify the nature of each business line.

In response to the Staff’s comment, the Company has revised pages 1, 4, 112, 118 and 140 of the Revised Draft Registration Statement to add the requested disclosure.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-3

2.

Revise to remove the pro forma balance sheet as of December 31, 2018. In this regard, pro forma balance sheet information should only be reflected for the latest balance sheet included in the filing. Similar concerns apply to pages 15 and 84.

In response to the Staff’s comment, the Company has revised pages 15, 84, F-3, F-4, F-45 and F-46 of the Revised Draft Registration Statement to remove the pro forma balance sheet as of December 31, 2018.

September 30, 2019

Unaudited Interim Condensed Consolidated Financial Statements

Notes to the Unaudited Interim Condensed Consolidated Financial Statements, page F-60

3.	Revise to disclose the specific date through which subsequent events were evaluated for the June 30, 2019 interim financial statements. Refer to ASC 855-10-50-1.

In response to the Staff’s comment, the Company has revised page F-94 of the Revised Draft Registration Statement to disclose the specific date through which subsequent events were evaluated for the June 30, 2019 interim financial statements as follows:

“The Group has performed an evaluation of subsequent events through September 11, 2019, which is the date the unaudited interim condensed consolidated financial statements are available to be issued, with no material events or transactions identified that should have been recorded or disclosed in the unaudited interim condensed consolidated financial statements.”

*        *        *         *

September 30, 2019

If you have any questions regarding this submission, please contact Li He at +852 2533-3306 (li.he@davispolk.com), James C. Lin at +852 2533-3368 (james.lin@davispolk.com) or Kevin Zhang at +852 2533-3384 (kevin.zhang@davispolk.com).

Thank you again for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Xi (Catherine) Chen, Chief Financial Officer

LIZHI INC.

Ms. Z. Julie Gao, Esq., Partner

Skadden, Arps, Slate, Meagher & Flom LLP

Mr. Der Hua You, Partner

Ms. Josie Zhao, Partner

PricewaterhouseCoopers Zhong Tian LLP

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